Exhibit (a)(1)(xxii)

PRESS RELEASE

Fintech Telecom and Affiliates Announce Settlement of Tender Offer

for Class B Shares and ADSs of Telecom Argentina

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New York, NY, December 2, 2016 — Fintech Telecom, LLC (“Fintech Telecom”), along with its affiliates Fintech Advisory Inc. and David Martínez (collectively, the “Bidders”), announced today the settlement of their previously announced all-cash tender offer in the U.S. (the “U.S. Offer”) for all outstanding Class B Shares held by U.S. holders and all outstanding American depositary shares (“ADSs”) of Telecom Argentina S.A. (“Telecom Argentina”), which expired at 5:00 p.m., New York City time, on November 23, 2016.

Based on the final count by Computershare Inc., the receiving agent for the U.S. Offer (“U.S. Receiving Agent”), 3,695 Class B Shares and 5,549,209 ADSs were validly tendered and not withdrawn. The Bidders accepted for purchase all ADSs and Class B Shares validly tendered and not withdrawn for a total purchase price of approximately $105 million, net of paid distributions but prior to the deduction of applicable withholding taxes.  5,548,366 ADSs held through DTC settled on December 1, 2016 and completion of settlement for the remaining 843 ADSs is expected promptly.

The Bidders’ direct and indirect beneficial ownership of outstanding Class B Shares (excluding treasury shares and including Class B Shares the rights to which are represented by ADSs) increased to approximately 20.35% as a result of the U.S. Offer and the simultaneous offer by Fintech Telecom in Argentina, in accordance with the tender offer rules of the Republic of Argentina, to purchase all outstanding Class B Shares of Telecom Argentina not owned by the Bidders, which expired on November 4, 2016.

Additional Information

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of TEO.

For further information please contact:

Julio R. Rodriguez, Jr.

Fintech Telecom, LLC

375 Park Avenue, 38th Floor

New York, New York 10152

Telephone: (212) 593-4500